Proskauer Rose LLP   1585 Broadway   New York, NY 10036-8299

March 29, 2011	Frank Lopez Member of the Firm d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com
VIA ELECTRONIC TRANSMISSION
AND COURIER
Mr. Michael Clampitt
Mr. David Lin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549-4651

Re:	Western Liberty Bancorp Registration Statement on Form S-1 Filed November 29, 2010 File No. 333-170862
Dear Messrs. Clampitt and Lin:
     Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Western Liberty Bancorp, a Delaware corporation (the “Company”), in your letter dated December 14, 2010.
     We are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), which is being filed today with the Staff. Four clean and four marked courtesy copies of Amendment No. 1 are enclosed for your reference. The marked copies reflect changes made since the filing of the Registration Statement on November 29, 2010.
     For convenience of reference, each Staff comment contained in your November 29, 2010 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
Registration Statement on Form S-1
Selling Security Holders, pages 17-18
1.	Revise the selling security holder table to disclose the information required by Item 507 of Regulation S-K.
The Company has included the requisite information in Amendment No. 1 to address the Staff’s comment.
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Mr. Michael Clampitt
Mr. David Lin
United States Securities and
  Exchange Commission
March 29, 2011

Amendments to the Prior Warrant Agreement, page 4
2.	Please tell us whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. Be advised that any selling security holder who is a broker-dealer must be identified in the prospectus as an underwriter unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. In addition, a selling security holder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:
•	the selling security holder purchased the shares being registered for resale in the ordinary course of business, and

•	at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
No selling security holder has told us that they are themselves broker-dealers. Certain selling security holders have indicated to us that they are affiliates of broker-dealers. However, each selling stockholder that has indicated to us that he, she or it is an affiliate of a broker dealer received the shares in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The Company has included the requisite information in Amendment No. 1 to address the Staff’s comment.
Incorporation by Reference, page 6
3.	We note your disclosure in Note 2 on page 18 regarding the shares of Restricted Stock that were issued to William E. Martin and George A. Rosenbaum, Jr. on October 28, 2010. Revise to state the number of such shares that are being registered for resale and which are currently unvested and/or subject to restrictions on transfer. Please also provide us with your legal analysis explaining why such shares may be offered for sale in the prospectus.

The Company has removed the references in Amendment No. 1 with respect to the registration of the shares of Restricted Stock issued to William E. Martin and George A. Rosenbaum, Jr. The Company has concluded that the proper form for registration of such shares of Restricted Stock is Form S-8, and will subsequently endeavor register these shares on such form.

Mr. Michael Clampitt
Mr. David Lin
United States Securities and
  Exchange Commission
March 29, 2011

     If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at (212) 969-3492.

Very truly yours,
/s/ Frank J. Lopez, Esq.
Frank J. Lopez, Esq.

cc:	Michael B. Frankel (Western Liberty Bancorp)
William E. Martin (Western Liberty Bancorp
George A. Rosenbaum, Jr. (Western Liberty Bancorp)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Andrew R. Shapiro, Esq. (Proskauer Rose LLP)